Exhibit 99.1

St. John’s, NL and Novi, Michigan (June 22, 2016):

ITC SHAREHOLDERS APPROVE FORTIS INC. ACQUISITION OF ITC HOLDINGS CORP.

At the ITC Holdings Corp. (“ITC”) (NYSE:ITC) Special Meeting of Shareholders held today in Novi, Michigan, shareholders approved the acquisition of ITC by Fortis Inc. (“Fortis”) (TSX:FTS).

“We are very pleased with the solid support from our shareholders for this transformative transaction,” said Joseph L. Welch, Chairman, President and CEO of ITC. “Fortis is an outstanding company with a proven track record of successfully acquiring and managing U.S. based utilities in a decentralized manner.  This transaction accomplishes our objectives by better positioning the company to fulfill our long-term strategy of investing in transmission opportunities that improve reliability, expand access to power markets and allow new generating resources to interconnect to transmission systems while lowering the overall cost of delivered energy for customers.”

“Our investors will receive an attractive premium for their investment and will also benefit from the opportunity to participate in any potential upside of the combination, including future value creation and a growing dividend program,” added Welch.

“Today is another important milestone for Fortis and ITC.  The strong results of the ITC and Fortis shareholder votes, as well as the agreement with minority investor GIC Private Limited, demonstrates confidence in this strategic acquisition,” said Barry Perry, President and CEO of Fortis.  “We remain focused on closing the transaction by the end of this year.”

Under the terms of the transaction, ITC shareholders will receive US$22.57 in cash and 0.7520 of a Fortis common share for each ITC common share. Based on the February 8, 2016 closing price for Fortis common shares and the US$/C$ exchange rate on that date, the per share consideration offered by Fortis represents a premium of 33% over ITC’s unaffected closing share price on November 27, 2015 and a 37% premium to ITC’s unaffected average closing price over the 30-day period prior to November 27, 2015. The Fortis-ITC transaction was valued at approximately US$11.3 billion as of the close of markets on February 8, 2016.

The closing of the acquisition of ITC is expected to occur in late 2016 and is subject to receipt of certain regulatory approvals, including the approval of the Federal Energy Regulatory Commission, the Committee on Foreign Investment in the United States, and the United States Federal Trade Commission/Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as various state approvals, among others.

About ITC

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities.

Additional information can be accessed at www.itc-holdings.com or www.edgar.com.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$28 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.edgar.com.

About GIC

GIC is a leading global investment firm with well over US$100 billion in assets under management. Established in 1981 to secure the financial future of Singapore, the firm manages Singapore’s foreign reserves. With its disciplined long-term value approach, GIC is uniquely positioned to invest in both the public and private markets, including equities, fixed income, real estate, private equity and infrastructure. GIC employs over 1,300 people across offices in Singapore, Beijing, London, Mumbai, New York, San Francisco, Sao Paulo, Seoul, Shanghai, and Tokyo. For more information, please visit www.gic.com.sg.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect expectations of Fortis management and ITC management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”,  “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”,  “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, those statements related to the acquisition, the expected timing of the acquisition, and the satisfaction of the conditions precedent to the closing of the acquisition of ITC, including regulatory and governmental approvals. These statements reflect the current beliefs and are based on information currently available to Fortis’ and ITC’s management.

Forward-looking statements involve significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, the risks and uncertainties disclosed in Fortis’ filings with the Canadian securities regulators and ITC’s annual report on Form 10-K and ITC’s quarterly reports filed with the Securities and Exchange Commission, risks relating to failure to complete the acquisition and the timing thereof, the risk that conditions to the acquisition may not be satisfied, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis and ITC each caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian and American securities regulatory authorities and by ITC with the Securities and Exchange Commission. Fortis and ITC each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Fortis filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition by Fortis of ITC, which was declared effective by the SEC on May 16, 2016. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other document that Fortis and/or ITC has filed or may file with the SEC in connection with the acquisition. INVESTORS AND SECURITY HOLDERS OF FORTIS AND ITC ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus containing the definitive proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC are available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department. Copies of the document filed with the SEC by ITC can also be obtained free of charge from ITC upon written request to ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

For more information, please contact:

Fortis Inc.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

Tel: 709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

Tel: 709.737.5323

ITC Holdings Corp.

Investor Inquiries:

Ms. Stephanie Amaimo

Director, Investor Relations

ITC Holdings Corp.

Tel: 248.946.3572

Media Inquiries:

Mr. Whit Clay

Managing Director

Sloane & Company

Tel: 212.446.1864

GIC

Ms. Mah Lay Choon

Senior Vice President

GIC

Tel: +65 6889.6841

Ms. Wendy Wong

Senior Vice President

GIC

Tel: +65 6889.6928